 Fortress Biotech, Inc.

1111 Kane Concourse, Suite 301

Bay Harbor Islands, Florida 33154

VIA EDGAR

May 29, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamill

Re:	Fortress Biotech, Inc.
Registration Statement on Form S-3 File No. 333-279516 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fortress Biotech, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:00 p.m. Eastern time, on May 30, 2024, or as soon as practicable thereafter. The Company hereby authorizes Rakesh Gopalan or David S. Wolpa, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Hamilton Sanders LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Gopalan at (704) 916-2374 or Mr. Wolpa at (704) 916-2375.

Thank you for your assistance in this matter.

Very truly yours,

Fortress Biotech, Inc.

/s/ David Jin
Name: David Jin
Title: Chief Financial Officer

cc (via email):	Rakesh Gopalan and David Wolpa, Troutman Pepper Hamilton Sanders LLP